UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                             Morgan FunShares, Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                    617343108
                                 (CUSIP Number)

              Luke E. Sims, 777 East Wisconsin Avenue, Suite 3700,
                           Milwaukee, Wisconsin  53202
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 18, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           Exhibit Index is on Page __

          CUSIP No. 617343108


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Luke E. Sims (Social Security No. ###-##-####)

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              Not applicable

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

              PF; BK

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                    [_]

              Not applicable

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States


                     7  SOLE VOTING POWER
      NUMBER OF
                             30,000
        SHARES

                     8  SHARED VOTING POWER
     BENEFICIALLY

                             -0-
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                             30,000
      REPORTING

        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH
                             -0-


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              30,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              Not applicable


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.1%


    14   TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   ITEM 1.   Security and Issuer.

             Common Stock, $.10 par value ("Common Stock")

             Morgan FunShares, Inc. ("Company" or "Issuer")
             28601 Chagrin Boulevard
             Cleveland, Ohio  44122

   ITEM 2.   Identity and Background.

             This statement is being filed by Luke E. Sims. Certain information regarding the foregoing persons is set forth below.

             (a)-(b) Name and Business Address

                  Luke E. Sims
                  c/o Foley & Lardner
                  777 East Wisconsin Avenue
                  Suite 3700
                  Milwaukee, Wisconsin  53202

             (c)  Principal Occupation and Employment

                  Corporate lawyer (partner in law firm)

                  Principal Business/Name, Address and Principal Business of Employer

                  Foley & Lardner
                  777 East Wisconsin Avenue
                  Suite 3700
                  Milwaukee, Wisconsin  53202

                  Law firm

             (d)-(e) During the last five years, Mr. Sims has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

             (f)  Citizenship

                  United States

   ITEM 3.   Source and Amount of Funds or Other Consideration.

             Each purchaser of shares ("Shares") of Common Stock identified in this Schedule used personal funds. In Mr. Sims' individual situation, a portion of the funds resulted from borrowings made under one or more personal revolving lines of credit he maintains at Firstar Bank Milwaukee, N.A. No such revolving line of credit is secured or collateralized by any of the Shares.

   ITEM 4.   Purpose of Transaction.

             Mr. Sims' personal investment strategy focuses, like the Company, on buying and holding companies that enjoy dominant market positions, often in consumer non-durables (e.g., Coca-Cola, Gillette, Johnson & Johnson, etc.). Similarly, Mr. Sims concentrates his investments in a relatively limited number of securities. For these reasons, among others, Mr. Sims believes that the Company is an excellent long-term investment.

             All of the purchases identified in this Schedule have been for the purpose of acquiring shares for investment. Mr. Sims (and/or his affiliates) may purchase additional shares from time to time depending upon a variety of factors, including, among others, price, market conditions, availability of funds and alternative investment opportunities.

             While Mr. Sims retains the legal right to sell or otherwise dispose of the Shares, he has no present plan or intention to do so.
   Mr. Sims views his investment in the Shares as a long-term one, and will look at opportunities to increase his investment in the Company in the future.

             Except as provided above, Mr. Sims has no plans or proposals which relate to or would result in:

             (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

             (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

             (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

             (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

             (e) Any material change in the present capitalization or dividend policy of the Issuer;

             (f) Any other material change in the Issuer's business or corporate structure;

             (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

             (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
        Section 12(g)(4) of the Securities Exchange Act of 1934; or

             (j)  Any action similar to any of those enumerated above.

   ITEM 5.   Interest in Securities of the Issuer.

             (a)-(b) Information concerning the number of Shares and percentage of class of Common Stock beneficially owned by the reporting person is set forth below:
                                                          Percentage
                      Sole        Shared                      of
                   Voting and   Voting and   Aggregate   Outstanding
      Reporting   Dispositive  Dispositive   Beneficial     Common
       Person        Power        Power      Ownership      Stock

    Luke E. Sims     30,000        -0-         30,000        5.1%

             Mr. Sims beneficially owns Shares individually (17,500 Shares), through his self-directed Keogh plan (10,500 Shares) and through Triad Investment Company, LLC ("Triad") (2,000 Shares). Triad is a Wisconsin limited liability company established by Mr. Sims individually and as custodian for his three minor children as a family investment vehicle. Mr. Sims is the sole manager of Triad, has complete control over Triad's investment decisions and is the sole beneficial owner (for SEC purposes) of the securities, including the Shares, held by Triad.

             (c) Set forth below is information with respect to all transactions in the Common Stock by Mr. Sims during the past sixty (60) days. All such transactions, which consisted solely of purchases, were effected in open market transactions on the Nasdaq System (Small-Cap Issues).

    Date            No. of Shares   Purchase Price   Purchaser

    02/19/97             2,500           $9.75       Keogh plan

    04/07/97               500            9.50       Keogh plan

    04/08/97             2,500            9.50       Keogh plan

    04/08/97             2,000            9.50       Luke E. Sims

    04/09/97             1,000            9.50       Keogh plan

    04/14/97             4,000            9.50       Luke E. Sims

    04/14/97             8,000           9.375       Luke E. Sims

    04/18/97             2,000            9.50       Triad

             (d) Mr. Sims' Keogh plan and Triad, respectively, have the right to direct the receipt of dividends from, and the proceeds from the sale of, any Shares held by them, respectively.

             (e)  Not Applicable.

   ITEM 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

             Not applicable.

   ITEM 7.   Material to Be Filed as Exhibits.

             None.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Dated this 25th day of April, 1997.


                                      /s/ Luke E. Sims
                                      ___________________________________
                                      Luke E. Sims